Exhibit 99.2

News release…

Date: 6 June 2006
Ref: PR481g

Rio Tinto appoints new director

Rio Tinto is pleased to announce that Michael Fitzpatrick was today appointed an independent, non executive director of Rio Tinto plc and Rio Tinto Limited with immediate effect.

Michael, who is 53 and an Australian, holds honours degrees in electrical engineering from the University of Western Australia and in arts from Oxford University, where he was a Rhodes Scholar.

He recently sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd., the pioneering infrastructure asset management company which he founded in 1994. He is chairman of the Victorian Funds Management Corporation, which manages funds on behalf of the State of Victoria, and of Treasury Group Limited, an incubator of fund management companies. Michael also holds a number of other non executive directorships.

He is a commissioner of the Australian Football League having previously played the game professionally, and is a former chairman of the Australian Sports Commission.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885